             U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                               SEC FILE NUMBER 000-17106

                                               CUSIP NUMBER 501884 10 0

[ ] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [X] Form 10-Q

[ ] Form N-SAR  [ ] Form N-CSR

For the Period Ended March 31, 2007.

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that

the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing

checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      LKA INTERNATIONAL, INC.

Former Name if Applicable:    N/A

Address of Principal          3724 47th Street Ct. N.W.

Executive Office:             Gig Harbor, Washington 98335

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part

III of this form could not be eliminated without unreasonable effort or expense;

     (b)    (i) The subject annual report, semi-annual

report, transition report on Form 10-K, Form 20-F, Form 11-K, Form

N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

     (c)  The accountant's statement or other exhibit

required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

          The unaudited financial statements for the quarterly period ended

March 31, 2007, will be available on or before May 21, 2007.

                   PART IV - OTHER INFORMATION

          (1)  Name and address of person to contact in regard to

this notification:

               Branden T. Burningham, Esq.

               455 East 500 South, Suite 205

               Salt Lake City, Utah  84111

               Telephone:  (801) 363-7411

          (2)  Have all other periodic reports required under

Section 13 or 15(d) of the Securities Exchange Act of 1934 or

Section 30 of the Investment Company Act of 1940 during the

preceding 12 months or for such shorter period that the

Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                             [X] Yes  [ ] No

          (3)  Is it anticipated that any significant change in

results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X] Yes  [ ] No

          If so, attach an explanation of the anticipated change,

both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company will not be reporting any revenue during the quarterly period ended March 31, 2007, due to Au Mining’s cessation of operations on the Company’s property in late 2006.

          LKA INTERNATIONAL, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/15/07                       /s/ Kye A. Abraham

     --------                      -------------------

                                   Kye A. Abraham

                                   President